            Filed by Steel Dynamics, Inc.
(Commission File No. 0-21719)
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Roanoke Electric Steel Corporation
(Commission File No.0-2389)

Transaction Highlights

October 20, 2005

Steel Dynamics intends to file a registration statement on Form S-4, and Steel Dynamics and Roanoke intend to file a related proxy statement/prospectus, in connection with the merger transaction involving Steel Dynamics and Roanoke . Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus when they become available because they will contain important information about the merger transaction . Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Steel Dynamics by contacting Steel Dynamics Investor Relations at (260) 459-3553. Investors and security holders may obtain free copies of the documents filed with the SEC by Roanoke by contacting Roanoke Investor Relations at (540) 342-1831.

Roanoke, Steel Dynamics and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Roanoke in connection with the merger transaction . Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the registration statement of Steel Dynamics and proxy statement/prospectus of Steel Dynamics and Roanoke described above. Additional information regarding the directors and executive officers of Steel Dynamics is also included in the Steel Dynamics proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2005. Additional information regarding the directors and executive officers of Roanoke is also included in Roanoke's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on December 21, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Steel Dynamics and Roanoke as described above.

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Forward Looking Statements

This document contains predictive statements about future events, including statements related to this acquisition, the planned closing thereof, and the potential future financial and other benefits to the company as a result of operating this or any other acquired facilities and selling the related products . These statements are intended to be made as “forward -looking,” subject to many risks and uncertainties, within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Such predictive statements are not guarantees of future performance, and actual results could differ materially from current expectations . The company does not assume any obligation to update these statements in a news release or otherwise should material facts or circumstances change in ways that would affect their accuracy .

The company refers you to a detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in Steel Dynamics’ December 31, 2004 Annual Report on Form 10-K under the “Special Note Regarding Forward Looking Statements” heading and in the section on “Risk Factors,” as well as in other reports which the company from time to time files with the Securities and Exchange Commission . These reports are available publicly on the SEC’s Web site, www.sec.gov and on the company’s Web site, www.steeldynamics .com.

There are also customary uncertainties and conditions that could affect the timing and closing of this transaction .

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Overview of Roanoke Electric Steel

Business Overview	Product	End Markets

Operations include two steel mini-mills and a variety of fabrication facilities as well as two scrap processing facilities	Merchant Bar	Construction, Steel Service Centers, OEM’s, Other

Melt shop capacity of 1.03MM tons per year

Rolling mill capacity of 0.73MM tons per year	Specialty shapes	Truck Trailer, Industrial Lift Trucks, Guardrail Posts, Other

Customers include service centers, joist manufacturers and OEMs

Services the continental U.S. with a concentration in an area from Maine to Florida and east of the Mississippi River	Bar Joists and Rebar	Construction

1,665 employees across eight locations	Billets	Steel Manufacturing

Roanoke Electric Steel

Roanoke Electric	Shredded Products	John W. Hancock	Socar Inc.	Steel of West
Steel	Corporation	Inc.	Steel Joists	Virginia Inc. –
Merchant Bar, Light Structural, Billets	Scrap Shredding and Processing	Steel Joists	Florence, SC and Continental, OH	Sections, Beams, Merchant Fabricated Products
Roanoke, VA	Montvale, VA and Rocky Mount, VA	Roanoke, VA		Huntington, WV

Marshall Steel
Fabricated Truck Trailer Beams
Memphis, TN

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FY04 Roanoke Revenue Breakdown

Revenue by Product	End Markets

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Overview of Roanoke’s Historical Financial Performance

Net Sales	Net Income

$MM	$MM

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Overview of Roanoke Electric Steel Products

Angles	Rounds	Billets

Joists	Channels	Flats

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Overview of Steel of West Virginia Products

Located in Huntington, West Virginia, this operation produces special shapes for a variety of industries
Also produces merchant steel shapes including Wide Flange Beams, Standard Beams and Structural Channels

Products

Truck Trailer Crossmembers

Structural, load carrying components supporting the floor of the truck body or trailer

Off Highway Components

Used in the fabrication of frames and frame weldments

Industrial Truck — Masts

Significantly reduces manufacturing costs by reducing material weight and in-plant operations

Merchant Sections

Sold to steel service centers and distributors

Guardrail Posts

Structural posts used in the highway safety industry

Mining Materials

Includes rails and mine ties

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Overview of Joist and Shredded Products

Joist Products

Socar, Inc.
Long and short-span steel joists and joist girders

Custom configurations such as super long span joists, bowstring trusses, piggy-back trusses, and other

John W. Hancock, Jr., Inc.
Open Web K-Series, Longspan LH-Series, Deep Longspan DLH-Series joists

Shredded Products

Automobile shredding facility and scrap processing operation

Separation of ferrous and non-ferrous metals

Supplies Roanoke Electric Steel with almost all of the ferrous material as raw materials

Non-ferrous metals are sold to unrelated customers

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Roanoke Strategic Fit

Overview of Strategic Fit by Business

Roanoke Electric Steel

Provides new product lines for Steel Dynamics

Complements Steel Dynamics’ existing SBQ operations

Provides a source of merchant bar products for the existing New Millennium joist operations

Steel of West Virginia

Expands Steel Dynamics’ product offering as it allows Steel Dynamics to enter new markets

Business will continue to operate as a standalone entity

Joist Operations

Provides additional penetration of standard and specialty joist markets

Significant market opportunity for Steel Dynamics

Consolidation of specialty joist production at Socar locations

Provides increased production efficiency of other joist locations

Supply of merchant bar products from Roanoke mini-mill

Shredded Products

Vertical integration of steel making operations

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Transaction Overview

Steel Dynamics has agreed to purchase Roanoke for 0.400 shares of Steel Dynamics stock and $9.75 in cash per Roanoke share

At SDI’s closing price of $28.77 on 10/17/05, per share consideration to Roanoke is $21.26, a 14% premium

Total transaction value of $281MM(1) assuming Roanoke net debt of $41MM as of 7/31/05

Steel Dynamics will finance cash component with existing revolver

Potential annual synergy opportunities of $5–$15MM from elimination of duplicate corporate and other costs

Note:
(1) Assumes net diluted equity value of $241MM as of 10/17/05

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Overview of Combined LTM(1) Sales

Combined LTM Sales of $2,910MM

Note:
(1) Last twelve months as of June 30, 2005, for Steel Dynamics and July 31, 2005, for Roanoke

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